SEALY CORPORATION
One Office Parkway
Trinity, North Carolina 27370

July 19, 2005

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Sealy Corporation

Registration Statement on Form S-1

Filed June 30, 2005

File No. 333-126280

Ladies and Gentlemen:

As you are aware, Sealy Corporation (“Sealy”) filed on June 30, 2005 a Registration Statement on Form S-1 (the “S-1”) relating to the contemplated initial public offering of its common stock (the “IPO”).  The purpose of this letter is to provide additional factual background and support relating to Sealy’s accounting under the fair value recognition provision of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation,” (“FAS 123”) for certain issuances of common stock and grants of stock options.  As permitted by FAS 123, Sealy accounts for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).

Although Sealy has not determined the range of the expected initial offering price for the IPO to be disclosed in the S-1, for purposes of your review and analysis of Sealy’s accounting under FAS 123 and APB 25 you may assume that the midpoint of the range of the expected initial offering price will be in excess of the purchase price for each issuance of common stock and the exercise price for each grant of stock options, respectively, to employees and directors from and after June 30, 2004.

Transactional Background

As set forth in the S-1, Sealy and its subsidiaries engaged in several significant transactions during 2004.  In an effort to assist you in your review of the S-1, we are providing on a supplemental basis the following summary background information on these transactions as well as on common stock issuances and stock option grants from and after June 30, 2004.

On April 6, 2004, Sealy was recapitalized (the “Recapitalization”), with existing indebtedness repaid, new indebtedness incurred and with all prior stockholders of Sealy receiving cash for their shares other than certain rollover stockholders.  From and after such date, Sealy became principally owned by an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”).   Immediately after the Recapitalization, Sealy effectuated a split of shares of its common stock so that the effective purchase price by KKR in the Recapitalization was $5.00 per share.  As part of the Recapitalization, it was contemplated that new options would be granted to senior employees of Sealy and additional third party investors would subsequently invest in Sealy common stock.

On July 16, 2004, Sealy issued $75.0 million of 10% senior subordinated pay-in-kind (PIK) debt securities (the “PIK Notes”) and sold 10,836,563 shares of its common stock (equivalent to approximately 11.4% of shares outstanding) to three independent third parties (The Northwestern Mutual Life Insurance Company, Teachers Insurance Annuity Association of America and Sealy Paterson LLC) at a purchase price of $4.39 per share (for total proceeds of $47.5 million).  The proceeds from these two transactions were utilized (i) to declare a dividend of approximately $0.61 per share and (ii) to repurchase 13,650,000 shares of Sealy common stock from current shareholders at a price of $5.00 per share ($4.39 per share plus the $0.61 per share dividend) (the “July Transactions”).  The purchase price for the July Transactions (as well as the July option grants discussed below) was adjusted from $5.00 per share to $4.39 per share in order to give effect to the value of the $0.61 per share dividend to existing holders, the benefit of which these purchasers did not receive.

In the S-1, we have disclosed that certain employees and directors have purchased common stock and/or been granted options to purchase common stock subsequent to the July Transactions through and including April 6, 2005.  When these issuances and stock option grants occurred, neither Sealy nor its shareholders contemplated an IPO.  None of Sealy management, its Board of Directors or KKR engaged in significant activities in contemplation of a potential IPO until early May 2005, and management did not meet with potential underwriters regarding execution of an IPO until June 8, 2005.

Grants and Acquisitions of Stock and Options over Last Year

As disclosed in Note 2 to Sealy’s audited financial statements included as part of the S-1, as permitted by FAS 123 Sealy accounts for employee stock compensation under APB 25.  Set forth below is a table and narrative discussion relating to each of the common stock issuances and stock option grants made to employees or directors of Sealy from June 30, 2004 through the date of this letter.

Date of Grant or Issuance	Number of Stock Options Granted	Exercise Price of Stock Options	Number of Common Shares Issued	Price of Common Shares

July 20, 2004	11,843,071	$4.39
October 6, 2004	130,017	$4.39
January 11, 2005			6,844	$4.39
January 12, 2005	66,541	$4.39
April 6, 2005			16,000	$6.25
April 6, 2005	596,786	$6.25

On July 20, 2004, Sealy’s Board of Directors granted 11,843,071 options on Sealy’s common stock at an exercise price of $4.39 per share.  These grants were made shortly after the July Transactions pursuant to Sealy’s 2004 stock option plan (the “Plan”) and were contemplated in connection with the Recapitalization.(1)  Options were granted to approximately 125 of Sealy’s most senior employees and provided for vesting over a five year period based on Sealy meeting certain performance goals, as well as the individual remaining with Sealy.

On October 6, 2004, the Board of Directors granted 130,017 options under the Plan at an exercise price of $4.39 per share.  These grants were made to nine Sealy employees who had either been promoted or hired as a senior Sealy manager since July 20, 2004 and were made pursuant to the same terms as those in July 2004.

On January 11, 2005, Sealy, as authorized by its Board of Directors, completed the sale of approximately 6,844 shares of Common Stock at $4.39 per share to one of Sealy’s independent directors, James Johnston.  In addition, on January 12, 2005, the Board of Directors granted 66,541 options under the Plan at an exercise price of $4.39 per share.  These grants were made to nine Sealy employees who had either been promoted or hired as a senior Sealy manager since October 6, 2004 and were made pursuant to the same terms as the earlier grants.

On April 6, 2005, Sealy, as authorized by its Board of Directors, completed the sale of 16,000 shares of Common Stock at $6.25 per share to a recently hired Sealy executive.  In addition, on that same date, the Board of Directors granted 596,786 options under the Plan at an exercise price of $6.25 per share.  These grants were made to six Sealy employees who had either been promoted or hired as a senior Sealy manager since January 12, 2005 and were made pursuant to the same terms as the earlier grants.

(1)                                  The grant of these options and their connection to the Recapitalization were disclosed publicly shortly following issuance.  See pages 7 and 68 of Sealy Mattress Corporation Registration Statement on Form S-4 (File No. 333-117081) dated August 13, 2004.

Determination of Fair Value

Sealy believes that all of the above listed stock issuances and options were issued and granted at prices not less than the fair value of Sealy at their dates of issuance or grant.  Paragraph 9 of FAS 123 defines fair value and states, in part:

“. . . the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.  Quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measurement, if available.  If quoted market prices are not available, the estimate of fair value is based on the best information available in the circumstances. . .”

The fair value and exercise price for each stock issuance and option grant subsequent to the July Transactions was determined and approved by the Sealy Board of Directors after careful consideration of a number of factors deemed relevant and appropriate.  These factors generally included the proximity in time of the grant and issuance to the July Transactions, Sealy’s financial condition and results of operations during the relevant period, the general market conditions in which Sealy operates, and its competitors.

With respect to the July 2004 grants, the Sealy Board of Directors believed that the fair market price of the July Transactions provided overwhelming evidence of the fair value of Sealy common stock.  The Board of Directors determined that the bona fide arm’s-length sales of approximately 11.4% of Sealy’s common stock only days before to three independent third parties, as well as the sale to Sealy of 13,650,000 shares by then current shareholders, established the fair value of Sealy’s common stock as $4.39 per share.

With respect to the October 2004 and January 2005 transactions, the Board of Directors determined that the July Transactions continued to be the best indication of fair value for Sealy’s common stock, as there had been no other third-party sales of Sealy common stock since that date and there had been no milestones or material changes in Sealy’s prospects, financial condition or operations, or to industry or general economic conditions.

With respect to the April transactions, since there had been no recent arm’s-length sales of Sealy common stock and since Sealy’s results for fiscal year 2004 had been previously issued in February 2005, the Board of Directors determined that to help determine fair value of Sealy’s common stock it was appropriate to utilize a valuation based on a multiple of adjusted EBITDA for the preceding 12 months.  Under this approach, a multiple (determined by the Board of Directors to be 9x) of adjusted EBITDA for the preceding 12 months (as of the end of the most recent quarter) is calculated and reduced by the amount of Sealy’s net debt (debt less cash and cash equivalents) at the end of the same period.  Added to that amount is the amount that Sealy would receive if all “in-the-money” stock options were exercised and then the total is divided by the fully diluted number of shares outstanding to arrive at a per share amount, which is then reduced by

20% for reasons described below.  Set forth below is the calculation utilized in connection with the April transactions:

Adjusted EBITDA (LTM ended 2/27/05)	$204,021,000
Multiple	x 9
Enterprise Value	$1,836,189,000
Less: Total Net Debt	$1,030,421,000
Equity Value	$805,768,000
Plus: Option Exercise Cost	$59,875,639
$865,643,639
Fully Diluted Shares	÷ 110,852,116
Share Value	$7.81
less 20% discount	$1.56
Share Fair Market Value	$6.25

The Board of Directors believed that an approach based on a multiple of adjusted EBITDA should be utilized to determine the then-current fair value of Sealy common stock in large part based upon the experience of the members of the Board of Directors (most of whom are actively involved in the valuing entities for purposes of acquisitions and dispositions). Specifically, the Board of Directors determined that a 9x multiple was appropriate based upon the recent Recapitalization (pursuant to which KKR acquired its controlling interest in Sealy at approximately the same multiple), as well as based upon the November 2003 acquisition of a principal Sealy competitor, Simmons Company, by THL Bedding Company.  Moreover, the Board of Directors determined that a 20% discount to the adjusted EBITDA multiple valuation was appropriate due to the fact that (i) such options and shares would be subject to substantial restrictions on transferability imposed under the applicable award agreement and a related shareholder’s agreement and (ii) such options and shares would not receive any “control premium” as opposed to the comparison transactions (which were for a controlling interest in a company).

Significant Factors Contributing to the Difference between Fair Value as of the Date of Issuance or Grant and Estimated IPO Price

Several factors that were not anticipated on the date of each of the common stock issuances and stock option grants discussed above have occurred or are expected to occur in connection with the IPO that have resulted or are expected to result in an increased fair value of Sealy’s common stock, as follows:

•                  Amendment of the Credit Facility.  On April 14, 2005, Sealy amended its senior secured credit facility.  The amendment reduced the applicable interest rate margin charged under the senior secured term loan and resulted in the incremental incurrence of $100 million of indebtedness under the facility, with such borrowings used to repay amounts outstanding under a separate senior unsecured term loan.  The effect of the amendment and related transactions was to reduce Sealy’s interest expense by $4.2 million annually on a pro forma basis.

Moreover, the amendment provided Sealy’s direct subsidiary, Sealy Mattress Corporation, with greater flexibility to make dividend payments to Sealy and to repay certain subordinated debt, provided that certain leverage ratio tests and other conditions are met.   Sealy, which is a holding company with no operations or revenues separate from its ownership of Sealy Mattress Corporation, would be unable to pay dividends to its shareholders unless Sealy Mattress Corporation pays dividends or makes other distributions to Sealy. The amendment provides Sealy Mattress Corporation with greater flexibility in this regard, in addition to the expected reduction in interest expense, each of which is expected to have a positive effect on fair value of Sealy’s common stock.

•                  Completion of the IPO.    The IPO will further enable Sealy Mattress Corporation to make distributions to Sealy and for Sealy potentially to pay dividends to its stockholders, again increasing fair value.  Specifically, the net proceeds of the IPO (other than from sales by selling shareholders) will create a significant “basket” under the covenants relating to Sealy’s indebtedness, from which future distributions (from Sealy Mattress Corporation to Sealy and from Sealy to its shareholders) can be made.

•                  Reduced Leverage.  As disclosed in the S-1, Sealy intends to use all of the net proceeds of the IPO received by it to reduce its leverage.  This reduced leverage will affect Sealy’s “net equity value”, increasing the overall fair value of the equity.  Similarly, under the adjusted EBITDA multiple valuation approach utilized by the Board of Directors in April 2005, adjusted EBITDA is reduced by net debt, meaning that a reduction in leverage will have a positive effect on fair value.  At the time of the stock issuances and stock option grants referred to above, there had been no significant reduction in leverage of Sealy since the July Transactions.

Conclusion

We believe we have appropriately accounted for all stock issued and options granted to employees and directors from and after June 30, 2004 in accordance with generally accepted accounting principles.  We welcome the opportunity to discuss this further if you so desire.  Please feel free to contact me at (336) 861-3724.

Sincerely,

/s/ JAMES B. HIRSHORN

James B. Hirshorn
Executive Vice President and Chief Financial Officer

Copies to:

Kenneth L. Walker, Sealy

Jeff Kirkland, Deloitte & Touche LLP

Joseph Kaufman, Simpson Thacher & Bartlett LLP